Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 28, 2007, with respect to the consolidated balance sheets of Penn Virginia Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference. Our report on the consolidated financial statements refers to a change in 2006 in accounting for share-based payments and postretirement plans.

KPMG LLP

Houston, Texas

May 31, 2007